January 30, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jessica Livingston

Re:	Bar Harbor Bankshares
Registration Statement on Form S-4
File No. 333-236066

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”) and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, Bar Harbor Bankshares (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 5:00 p.m., Eastern time, on February 3, 2020, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark L. Johnson of K&L Gates LLP at 617.261.3260 with any questions you may have concerning this request.

Sincerely,

Bar Harbor Bankshares

By:	/s/ Josephine Iannelli
Josephine Iannelli
Executive Vice President and Chief Financial Officer

cc:	Curtis C. Simard, Bar Harbor Bankshares
Caitlin Dunston, Bar Harbor Bankshares
Mark L. Johnson, K&L Gates LLP
Stephen Palmer, K&L Gates LLP
Bella Zaslavsky, K&L Gates LLP